SEC
Mail Processing
Section

MAR 01 2017

Washington DC
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SI 17009221

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham, AL 35203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bradford L. Phelan (205) 521-9390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road Birmingham, AL 35243
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

MONICA JENKINS VERCHER
My Commission Expires
August 16, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

Warren Averett
CPAs AND ADVISORS

NBC SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2016

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of NBC Securities, Inc.

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 21, 2017

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS	
Cash and cash equivalents	1,070,788
Deposits with clearing organizations	550,000
Receivables from broker-dealers and clearing organizations	918,892
Premises and equipment, net	288,702
Other assets	371,661
TOTAL ASSETS	$ 3,200,043
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 1,084,715
STOCKHOLDER'S EQUITY	
Common stock, $1 par value – 100 shares authorized, issued and outstanding	100
Additional paid-in capital	2,629,298
Accumulated deficit	(514,070)
Total stockholder's equity	2,115,328
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,200,043

See notes to the statement of financial condition

NBC SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and a wholly-owned subsidiary of NBCS Holdings, L.P. The Company is an introducing broker and clears trades through RBC Capital Markets, LLC (RBC).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts.

Premises and Equipment

Premises and equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. Statement of financial condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the statement of financial condition under accounting principles generally accepted in the United States of America.

Customer Securities Transactions

Customer securities transactions are recorded on a trade-date basis.

Recently Adopted or Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard (Accounting Standards Update 2014-09 *Revenue from Contracts with Customers (Topic 606)* that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principal is that an entity will recognize revenue to depict the transfer of promised goods or

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have on its statement of financial condition.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2015, through the date of the issued statement of financial condition. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2016, statement of financial condition.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consisted of the following:

	Receivable	Payable
Receivables from broker-dealers and clearing organizations	$ 918,892	$ -

4. PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at December 31, 2015, was as follows:

Computer equipment	$ 440,553
Office equipment	368,891
Leasehold improvements	69,643
	879,087
Accumulated depreciation	(590,385)
	$ 288,702

5. EMPLOYEE BENEFIT PLANS

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution. The Company match begins at the time of the employee contributions. Vesting in employer and employee contributions and earnings on those contributions are 100% and are immediate.

6. RELATED PARTIES

The Company has outstanding loans to employees totaling $156,647 as of December 31, 2016, included in other assets in the statement of financial condition. The loans will be forgiven on an monthly basis over the lives of the loans dependent on the employees maintaining employment.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

At December 31, 2016, the Company had net capital of $1,414,497 which was $1,164,497 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2016; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. INCOME TAXES

The Company has determined that it does not have any tax positions at December 31, 2016, that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2015. The tax returns for the years ended December 31, 2014, and thereafter are subject to audit by the taxing authorities. The amounts for current federal and state taxes and deferred federal and state taxes are $-0- for the year ended December 31, 2016

The balance sheet (statement of financial condition) method is used to determine deferred taxes. Under this method, the net deferred tax asset or liability is based on the tax consequences of differences between the book and tax bases of assets and liabilities, which are determined by applying enacted statutory rates applicable to future years to these temporary differences. Deferred taxes can be affected by changes in tax rates applicable to future years, either as a result of statutory changes or business changes that may change the jurisdictions in which taxes are paid. Additionally, deferred tax assets are subject to a "more likely than not" test. If the "more likely than not" test is not met, a valuation allowance must be established against the deferred tax asset. The

8. INCOME TAXES - CONTINUED

Company has established a valuation allowance for the amount of deferred tax assets that it expects will not be realized less the amount of reversing tax liabilities.

The components of deferred income taxes included in other assets in the accompanying statement of financial condition at December 31, 2016, are as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	(30,720)
Deferred tax assets:	
Net operating loss carryforward	437,442
Contributions	27,989
AMT Credit	16,596
Valuation allowance	(451,306)
Total deferred tax assets net of valuation allowance	30,720
Net deferred tax asset	$ -

At December 31, 2016, the Company had federal net operating losses of $1,224,304 that expire from December 31, 2030 through December 31, 2035 and state net operating losses of $1,259,229 that expire from December 31, 2025 through December 31, 2035.

9. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

10. OPERATING LEASES

The Company leases office space under various operating leases. The future minimum value of lease payments under operating leases was as follows as of December 31, 2016:

2017	$664,714
2018	560,159
2019	472,167
2020	261,830
2021	130,995
Thereafter	-
	$ 2,089,865